[KORN/FERRY INTERNATIONAL LETTERHEAD]
September 4, 2009
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Korn/Ferry International Form 10-K for the fiscal year ended April 30, 2009 Filed June 29, 2009 Form 14A Filed August 7, 2009 File No. 1-14505
Dear Ms. van Doorn:
     This letter responds to your letter dated August 24, 2009, regarding Korn/Ferry International’s (the “Company”) annual report on Form 10-K (the “Form 10-K”) for the fiscal year ended April 30, 2009 (filed June 29, 2009) and the Company’s proxy statement (the “Proxy Statement”) on Schedule 14A relating to the Company’s 2009 Annual Meeting of Stockholders (filed on August 7, 2009). A copy of this was also faxed to Bill Demarest at 703.813.6984, whose name was on the original fax we received. Each of your comments from the August 24, 2009 letter is set forth below, followed by our related response.
Form 10-K
Item 1A. Risk Factors, page 9
Global economic developments and the conditions in the geographic regions, page 10
1.	Given the current state of the economy and the abundance of available talent seeking employment, please revise this risk factor or add a new risk factor describing the likelihood that companies will, as a cost-saving measure, choose to rely on their own human resources departments rather than hire third-party search firms to find talent.
     Per the Staff’s comment, the Company will revise the “Global economic developments” risk factor to read as follows (underlined words represent revisions) in its next periodic filing, and all future filings as appropriate.
Global economic developments and the conditions in the geographic regions and the industries from which we derive a significant portion of

Ms. Linda van Doorn
September 4, 2009
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our fee revenue could negatively affect our business, financial condition and results of operations.
Demand for our services is affected by global economic conditions and the general level of economic activity in the geographic regions and industries in which we operate. When conditions in the global economy, including the credit markets, deteriorate, or economic activity slows, many companies hire fewer permanent employees and some companies, as a cost-saving measure, choose to rely on their own human resources departments rather than third-party search firms to find talent. The geographic regions and industries in which we operate have recently deteriorated significantly and may remain depressed for the foreseeable future. If the national or global economy or credit market conditions in general do not improve or deteriorate further in the future, the demand for our services could continue to weaken, resulting in lower cash flows and a negative effect on our business, financial condition and results of operations.
Item 15. Exhibits and Financial Statement Schedules, page 36
2.	We note your disclosure on page 28 about your agreement with one of your investment securities firms regarding your auction rate security holdings. Please tell us why you have not filed this agreement as an exhibit to your report.
     After reviewing and considering the repurchase agreement (the “ARS Agreement”) relating to the Company’s auction rate securities (“ARS”), management determined that the ARS Agreement was not material to the Company from either a quantitative or qualitative perspective. As a result, the Company concluded there was no obligation to file the ARS Agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or otherwise.
     In evaluating the materiality of the ARS Agreement, management considered a number of factors, including, among others, the relevance of the ARS when considered against the Company’s strong liquidity position. In this regard, management noted that as of April 30, 2009, the Company held approximately $12.4 million par value of ARS, whereas as of the same date, the Company had approximately $330.3 million in cash, cash equivalents and marketable securities, no outstanding indebtedness and approximately $45 million of borrowing capacity available under its credit facility. The Company’s ARS thus represented only approximately 3.8% of its cash, cash equivalents and marketable securities (and only 3.3% of its current assets) as of April 30, 2009. Management also considered the fact that the Company was not relying on the proceeds from the ARS to fund its operations, in part because the Company continues to generate sufficient cash flow to funds its operations. Further, the Company did not enter into the ARS Agreement because of a near term need for liquidity. Finally, management continues to believe that the credit quality of the ARS remains high due to the creditworthiness of the issuers of the ARS.

Ms. Linda van Doorn
September 4, 2009
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     We note in particular that, notwithstanding the materiality determination described above, the Company continues to include disclosure regarding the existence, amount, collectability, maturity and status of its ARS (including disclosure with respect to the ARS Agreement) in the Company’s periodic reports because management believes that information may be useful to investors. This disclosure included by the Company was intended to enhance the ability of investors to understand the ARS, and was not intended to be read as an acknowledgment that the ARS or the ARS Agreement were themselves material to the Company.
3.	Refer to the Stock and Asset Purchase Agreement dated August 8, 2006, which is included as Exhibit 10.32 to the Form 10-K. We note that the agreement, as filed, omits schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your next quarterly report or tell us why you believe this information is no longer material to investors.
     The Company believes the body of the Stock and Asset Purchase Agreement dated as of August 8, 2006 (the “2006 Purchase Agreement”) and filed as Exhibit 10.32 to the Form 10-K includes all of the material terms of the related transaction.1 The body of the 2006 Purchase Agreement includes: (i) the mechanics for the purchase and sale of the assets and businesses, (ii) the calculation of the purchase price (including the mechanics for determining any post-closing purchase price adjustments), (iii) representations regarding the shares and assets that were sold to the Company as well as each of the parties to the 2006 Purchase Agreement, (iv) the conditions to the obligations of each of the parties to the 2006 Purchase Agreement and (v) the indemnification obligations of each of the parties to the 2006 Purchase Agreement. The omitted schedules provide only immaterial supplemental information that underlies the representations, warranties and covenants set forth in the body of the agreement, including bank accounts, permits, closing date indebtedness, required consents, and brokers. These details do not meaningfully add to the total mix of information already disclosed regarding the 2006 Purchase Agreement and as such, the Company believes such information is not material to an understanding of the 2006 Purchase Agreement or the transactions contemplated thereby.
     The Company included Exhibit A to the 2006 Purchase Agreement with its Exhibit 10.32 filing because the Company considered the definition of the terms contained in the 2006 Purchase Agreement to be important to an understanding of that agreement’s provisions. The Company did not, however, include Exhibits B through F with the 2006

[1]	The Company recognizes that it filed the 2006 Purchase Agreement pursuant to Item 601(b)(10) of Regulation S-K (which does not contain a proviso for the exclusion of schedules and exhibits) but respectfully notes to the Staff that the 2006 Purchase Agreement could have been filed pursuant to Item 601(b)(2) of Regulation S-K (which does contain such a proviso) instead. The Company will be more cognizant of this distinction in future filings.

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September 4, 2009
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Purchase Agreement because the Company considered them to be immaterial ancillary documents that either addressed administrative matters related to the seller’s business or matters the Company would have not independently considered material. These exhibits included a schedule of shares owned by the shareholders of the seller (immaterial to investors because the Company purchased 100% of the outstanding equity of Lominger Consulting, Inc. and Lominger Limited, Inc.), a form of employment and consulting agreement (immaterial to investors because it was entered into with a former executive of the Lominger entities who was never a named executive officer or even an officer of the Company); a form of the noncompetition agreement entered into by the sellers (the terms of which were clearly immaterial to investors); and the form of company counsel opinion (immaterial to investors because it would have provided no information with respect to the terms of the transaction).
     In light of the foregoing, the Company determined and continues to believe that the material terms of the 2006 Purchase Agreement were contained in the body of the 2006 Purchase Agreement and that the omitted schedules and exhibits did not and do not contain information necessary for an investor’s understanding of the transactions contemplated thereby.
     The Company also notes to the Staff that the Company did not independently consider the transactions contemplated by the 2006 Purchase Agreement to be quantitatively material to the Company as a whole; however, the Company chose to disclose the completion of the transaction on Form 8-K (and file the 2006 Purchase Agreement as an amendment to its next periodic report) in any case as the acquisition was the first for the Company in several years, and the Company believed that this information may have been useful to investors.

Ms. Linda van Doorn
September 4, 2009
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Note 1. Organization and Summary of Significant Accounting Policies
Accounting Adjustment, page F-13
4.	Your disclosure indicates that the correction of the error did not have a material impact in the current period. However, it appears that there is approximately a 20% effect on net loss and a 100% effect on operating income. Please clarify to us how you determined that the effects on your current year consolidated statements of operations are not material.
     Staff Accounting Bulletin 99 (“SAB 99”) directs that a registrant assess both the quantitative and qualitative aspects of an error in assessing its materiality to the financial statements. The quantitative review focuses on the numerical “magnitude” of the error (e.g., its percentage impact on the relevant reported metric). The qualitative review focuses on the facts and circumstances surrounding the reporting of the error.
     Immediately after discovering that the Company had recorded certain compensation and benefits expenses twice, the Company performed a SAB 99 analysis and, pursuant to this analysis, management determined that the effect of the errors (and the correction of the errors) was not quantitatively material under either the rollover method or the iron curtain method (the Company analyzed the error under both approaches pursuant to Staff Accounting Bulletin 108). When evaluating the error under the rollover method, the Company found (i) the impact on operating income was 1.2% or less in every quarter from fiscal 2005 through fiscal 2008, and was less than 0.7% in each fiscal year from fiscal 2005 to fiscal 2008, (ii) the impact on stockholders’ equity in any one quarter from fiscal 2005 to fiscal 2008 was less than 0.05% (and less than 0.13% in any fiscal year) and (iii) the impact on earnings per share was less than approximately one half of one cent in any one quarter and less than one and one half cent per year in fiscal 2005 to 2008.
     Management also concluded that the correction of the errors was not material to the Company’s consolidated financial statements under the iron curtain method. The correction of the error in the fourth quarter of fiscal 2009 using the iron curtain method reduced operating losses by approximately $3.7 million where the Company otherwise would have recorded an operating loss of $33.9 million, a difference of 10.91%. While this is greater than a 5% difference, SAB 99 cautions that exclusive reliance on a 5% (or any other percentage or numerical) threshold has no basis in the accounting literature or the law. As such, this quantitative difference does not itself make the errors material and should, instead, be viewed in relation to the total mix of information available. When analyzed along with the rollover impacts described above and the qualitative factors discussed below, management does not believe that the adjustment to the fourth quarter of fiscal 2009 using the iron curtain was material to the consolidated financial statements.
     The Staff noted that the correction of the errors resulted in approximately a 20% effect on net loss and a 100% effect on operating income in fiscal 2009. While the

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September 4, 2009
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Company determined that the correction of the errors was not material under the iron curtain method, the Company recognizes that the correction of the error using the iron curtain method in fiscal 2009 (as opposed to the fourth quarter) creates some differences in operating income that appear to be large on a percentage basis; however, this is solely because the Company had a break-even year in large part caused by the global economic downturn over the final six months of fiscal 2009. While operating income (or loss) in each quarter of fiscal 2009 was approximately equal to or in excess of $20 million (with the exception of the third quarter, in which there was an operating loss of $11.3 million), operating income in fiscal 2009 was approximately $54,000 (prior to giving effect to the correction of the errors), so even a very small numerical change would have created a large percentage change. In this regard management notes that if the application of the iron curtain method resulted in a change of $54,000 in operating income, the percentage impact on operating income would have been 100%, which the Company would similarly determine not to be material to the consolidated financial statements. To this end, the Company also points out that Todd Hardiman, SEC Associate Chief Accountant, Division of Corporation Finance, noted in a 2007 speech that “a large error can be immaterial” and that “[w]ith this renewed focus, accountants started asking: if qualitative factors can cause small errors to be material, can qualitative factors cause large errors to be not material? With the benefit of hindsight, it’s pretty clear that the answer is yes.”2 Mr. Hardiman also stated in a 2006 speech that one example of where a large error could be immaterial is in a break-even year.3 Management determined and continues to believe that the situation contemplated by Mr. Hardiman is what occurred in fiscal 2009, and therefore its materiality analysis should not be affected by the fact that the Company had a break-even year in fiscal 2009. Because the denominator in fiscal 2009 operating income was so small (prior to giving effect to the correction of the errors), the percentage results were significantly skewed, making what in reality is an immaterial adjustment appear large on a percentage basis. By way of example, if the error were viewed in terms of the Company’s past operating income numbers it would clearly not be quantitatively material. A $3.7 million adjustment to operating income in any of the Company’s past three fiscal years when the Company’s operating income was $91.9 million, $82.3 million and $76.2 million, would only be a percentage difference of 4.0%, 4.5% and 4.9%, respectively on an iron curtain basis. Further, in the first half of fiscal 2009, the Company had operating income of $45.2 million. Had the Company’s operations not been significantly impacted by the global economic downturn, and assuming the Company’s performance during the second half of the fiscal year continued as it had in the first half of the fiscal year (creating a fiscal 2009 operating income of $90.4 million, which is in line with previous years), the

[2]	Todd E. Hardiman (SEC Associate Chief Accountant, Division of Corporation Finance), Remarks Before the 2007 AICPA National Conference on Current SEC and PCAOB Developments (December 11, 2007).

[3]	See Todd E. Hardiman, Remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments (Dec. 12, 2006) (noting that one example where a large error could be immaterial is in a break-even year).

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September 4, 2009
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percentage impact of the error on an iron curtain basis would have been only 4.1% in fiscal 2009. The Company does not believe the $3.7 million error became material based on an iron curtain analysis solely because (a) income from operations from the first half of fiscal 2009 were offset by operating losses in the second half of fiscal 2009 and (b) the Company corrected the errors in fiscal 2009, as opposed to any other recent fiscal year.
     The same analysis applies with respect to the Company’s net income calculations when analyzed on an iron curtain basis, as the Company’s net income was similarly significantly impacted by the global economic downturn. For example, the $2.3 million adjustment, net of taxes, to net income in any of the past three years when the Company’s net income was $66.2 million, $55.5 million and $59.4 million, respectively, would only be a percentage difference of 3.5%, 4.1% and 3.9%, respectively on an iron curtain basis. Clearly, the $2.3 million adjustment would not have been quantitatively material on an iron curtain basis if it were applied to any of these fiscal years. Further, in the first half of fiscal 2009, the Company had net income of $29.5 million. Had the Company’s net income not been significantly impacted by the global economic downturn, and assuming the Company’s performance during the second half of the fiscal year continued as it had in the first half of the fiscal year (creating fiscal 2009 net income of $59.0 million, which is in line with previous years), the percentage impact of the error would have been only 3.9% on an iron curtain basis in fiscal 2009. Again, the Company does not believe the $2.3 million adjustment, net of taxes, became material on an iron curtain basis solely because (a) net income from the first half of fiscal 2009 was offset by net losses in the second half of fiscal 2009 and (b) the Company corrected the errors in fiscal 2009, as opposed to any other recent fiscal year.
     The Company’s qualitative materiality assessment also supports the conclusion that the errors and the correction of the errors were not material. SAB 99 states that an error is material if, “in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Thus, registrants must evaluate whether qualitative factors cause errors of quantitatively small amounts to be material to the financial statements taken as a whole. The Advisory Committee on Improvements to Financial Reporting (“ACIFR”) also states the converse: that qualitative factors can decrease the importance of an error to reasonable investors.4

[4]	See ACIFR Final Report, August 1, 2008, at 80-82 available at http://www.sec.gov/about/offices/oca/acifr/acifr-finalreport.pdf; see also John W. White (Director, SEC Division of Corporation Finance), Corporation Finance in 2008 – A Focus on Financial Reporting, January 23, 2008 (noting that the ACIFR believes that “the evaluation of errors should be made on a ‘sliding scale,’ recognizing that qualitative factors can lead to a determination that a quantitatively significant error may not be material (just as qualitative factors can be used to lead to a conclusion that a quantitatively small error is material”).

Ms. Linda van Doorn
September 4, 2009
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     Among the qualitative factors to be considered under SAB 99 is whether the error of the item masks a change in earnings or trends and whether errors hide a failure to meet analysts’ consensus expectations for the enterprise. In considering these factors, SAB 99 directs that “the factual context in which the user of financial statements would view the financial statement item” is an important consideration in assessing the total mix of information that a reasonable person can be expected to rely on. Here, the errors did not impact the trend in operating income or net income and did not impact the Company’s estimates or projections. The impact was relatively uniform across all periods and would not be considered material to any period by a reasonable user of the consolidated financial statements. As noted above, the impact on stockholders’ equity in any one quarter from fiscal 2005 to fiscal 2008 was less than 0.05% (and less than 0.013% in any fiscal year) and the impact on earnings per share was less than approximately one half of one cent in any one quarter and less than one and one half cents per year in fiscal 2005 through 2008. Metrics used by analysts and investors to evaluate the Company’s financial position were either not impacted at all, such as the Company’s revenue, or were not materially impacted, as is the case with operating income or net income. The impact of the errors was also on the largest line item of the Company’s income statement (compensation and benefit expense), so it did not materially impact any one line item in the income statement. Further, the Company’s liquidity was not significantly impacted by the correction (and was positively impacted). Liquidity increased by approximately $4 million, but when compared to cash, cash equivalents and marketable securities of $326 million (prior to giving effect to the correction of the errors) at April 30, 2009, the impact was 1.2%.
     The Company also does not believe that a correction that reduced the amount of operating loss by $3.7 million for amounts that accumulated over the past eight years was seen as material by analysts or other reasonable users of the consolidated financial statements who evaluate the results of the business. In support of this point, the Company notes that on June 26, 2009, the trading day before the Company publicly amended its fourth quarter fiscal 2009 results of operations, the Company’s stock price closed at $10.86 on the New York Stock Exchange. The Company publicly amended its fourth quarter fiscal 2009 results of operations on June 29, 2009 before the market opened, and on that date, the Company’s stock price closed at $10.64, a trading change from June 26 that should not be viewed as indicative of the occurrence of a material event (especially one that had a positive effect on the Company’s liquidity). Even more telling is that the Company’s trading volume on June 29 was only 282,300, well below the Company’s average daily trading volume in the month of June (of 402,586), and the seventh lightest trading day that month.
     Another qualitative factor to be considered is whether the corrections will affect compliance with loan covenants or other contractual requirements. Although the Company did not have any borrowings outstanding, the errors did not have any negative impact on the Company’s debt covenants under its credit facilities.

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September 4, 2009
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     SAB 99 makes clear that neither intentional errors nor illegal acts are necessarily material, yet states that intent may be probative of the importance that the registrant’s management assigns to the misstated item and, therefore, of the importance that investors may assign to the item by inference. Here, there was no evidence of any intent to manage earnings or to commit an illegal act in relation to the errors, the errors were unintentional and there was no evidence of fraud. There was no misappropriation of cash or Company assets related to the errors. Finally, accounting for all other benefit arrangements (including two very similar to the arrangements adjusted for) were accounted for properly.
     The Company believes that the disclosure it made regarding the errors clearly disclosed the nature and reason for the correction so users of the financial statements could easily determine or discern: (i) that the correction was not an ongoing part of operations; (ii) the actual earnings capacity of the Company; and (iii) that the past trend in earnings was not impacted by the error.
     In light of each of the considerations set forth above, the Company determined that the correction of the error was not material to the consolidated financial statements.
Definitive Proxy Statement
Compensation Discussion and Analysis, page 21
Elements of Compensation, page 23
5.	Please expand your discussion of compensation awards to explain specifically why each named executive officer received the base salary, annual incentive and long-term incentive awards that he or she did. For example, your discussion of base salary should explain specifically how each factor, such as the competitive data and general knowledge of the market, was used to determine individual base salaries and why you decided to award base salaries based on those respective factors. Furthermore, to the extent that base salary was not competitive, or alternatively, was significantly higher, in relation to the data compiled, please explain why you determined to award it regardless. Please refer to Item 402(b) of Regulation S-K for guidance. Please tell us how you plan to comply and provide similar disclosure in future filings.
     In future filings, we will describe more specifically why each named executive officer received the base salary, annual incentive and long-term incentive awards that he or she did. In addition to the data disclosed in the Company’s Proxy Statement, we will supplement our disclosures regarding each of the compensation elements, as described below as applicable in the proxy statements relating to future fiscal years.

Ms. Linda van Doorn
September 4, 2009
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Elements of Total Compensation Table

Element	Primary Objective	Key Considerations for FY 2009
Base Salary	Provide sufficient fixed cash income for retention and recruiting.	Based upon the Company’s strong performance in fiscal 2008, and also taking into consideration competitive data, the Compensation and Personnel Committee increased Mr. Burnison’s salary from $575,000 to $675,000 effective July 1, 2008. In light of the current economic environment, however, Mr. Burnison requested, and the Board has agreed to, a temporary salary reduction effective as of July 1, 2009 pursuant to which Mr. Burnison’s salary was ratably reduced by $75,000.

There were no changes to the base salaries of the Company’s other named executive officers during fiscal 2009 as the Compensation and Personnel Committee determined based on competitive data and general market knowledge that the base salary levels of the other named executive officers were appropriate.

Annual Bonuses	Motivate named executive officers to meet one-year performance and strategic goals.	As described in more detail on page 23 of the Proxy Statement under “Annual Bonuses” the Compensation and Personnel Committee determines annual bonus amounts based upon a number of factors including performance goals, strategic objectives, competitive data, individual performance, and the terms of employment contracts. The various factors are not given specific weights; the Compensation and Personnel Committee retains discretion to consider items as it deems appropriate. While the Compensation and Personnel Committee does not target a particular position relative to its peer group, in determining the annual bonus awards for each named executive officer the Compensation and Personnel Committee does consider the range of annual incentives that the peer group provides to similarly situated executives and intends that annual bonuses provided to each named executive officer fall within that range.

See our response to Comments # 6 and #7 for additional detail regarding the performance goals and strategic objectives for FY 2009. See page 23 of the Proxy Statement under “Annual Bonuses” for disclosure regarding the actual bonuses paid to each named executive officer for FY 2009.

Long-term Incentives	Align NEO interests with those of stockholder and encourage achievement of long-term goals.	The Compensation and Personnel Committee determines long-term incentive award amounts based upon a number of factors including competitive data, total overall compensation provided to each named executive officer, company performance, historic grants, and the terms of employment agreements, if applicable. The various factors are not given specific weights; the Compensation and Personnel Committee retains discretion to consider items as it deems appropriate. While the Compensation and Personnel Committee does not target a

Ms. Linda van Doorn
September 4, 2009
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Element	Primary Objective	Key Considerations for FY 2009
particular position relative to its peer group, in determining the long-term incentive awards for each named executive officer the Compensation and Personnel Committee does consider the range of long-term incentives that the peer group provides to similarly situated executives and intends that long-term incentives provided to each named executive officer fall within that range.

Historically and in FY 2009 Messrs. Burnison and Giusto received annual equity grants equal to 2x their base salary, paid 50% in performance shares and 50% in time-based restricted stock, which amount falls within the range of long-term incentives provided by the peer group companies. The Compensation and Personnel Committee determined that this is the appropriate level of equity grant to motivate Messrs. Burnison and Giusto to meet the Company’s long-term goals.

In fiscal 2009, the Compensation and Personnel Committee granted time-based restricted stock to Mr. McNabb, primarily to bring Mr. McNabb’s total compensation within the range paid by peer companies for executive officers in Mr. McNabb’s position, and also based upon strong business unit performance in fiscal 2008.

The Compensation and Personnel Committee determined not to make an equity grant to Ms. Dutra during fiscal 2009, primarily because Ms. Dutra received an equity grant in connection with her hire in January 2008.

The Compensation and Personnel Committee did not make an equity grant to Mr. Reilly during fiscal 2009 because the terms of Mr. Reilly’s employment as Executive Chairman did not include equity grants.
Annual Bonuses, page 23
6.	We note that you determine annual bonuses based on financial goals, such as revenue, operating income or earnings per share growth. You have not, however, provided a quantitative discussion of all the terms of the necessary targets to be achieved. Please disclose the specific targets used to determine the performance-based compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K.
     As described on page 23 of the Proxy Statement under “Annual Bonuses”, the Compensation and Personnel Committee determines annual bonus amounts based upon a number of factors including Company performance relative to performance goals established for the fiscal year. The performance goals for fiscal 2009 were revenues of $767 million and earnings per share of $1.18. Actual results for fiscal 2009 were revenues of $638 million and loss per share of $0.23. The Compensation and Personnel Committee

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September 4, 2009
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considered performance against the performance goals in determining annual bonus amounts for FY 2009, but also recognized that the Company faced extremely challenging macroeconomic conditions during FY 2009. As described on page 23 of the Proxy Statement under “Annual Bonuses” and our response to Comment #5 above, performance with respect to these performance goals was not the only factor considered in determining annual bonuses for FY 2009 and the various factors used to determine annual bonuses are not given specific weights.
     In future filings we will provide disclosure similar to that contained in the foregoing paragraph and in our response to Comment #5 above to the extent such information is material to an investor’s understanding of how annual bonus awards are determined.
7.	Refer to the comment above. We also note that part of this compensation is based upon qualitative performance factors, such as brand awareness and customer satisfaction, among others. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). Please revise your disclosure to specifically describe how each qualitative performance factor was analyzed in determining each named executive officers’ respective bonus. Please provide this disclosure to us supplementally and confirm that you will similar disclosure in future filings.
     As described on page 23 of the Proxy Statement under “Annual Bonuses”, the Compensation and Personnel Committee determines annual bonus amounts based upon a number of factors including the Company’s performance against strategic objectives established for the fiscal year. The strategic objectives for FY 2009 consisted of maintaining the Company’s position with regard to recruitment and retention of executives and key employees, increasing the productivity of consultants, diversification of Company revenues, maintaining and expanding brand awareness and increasing client satisfaction. In light of the extraordinary economic conditions prevailing at mid-year, objectives to drive major organization and cost restructuring were implemented in addition to the above. These objectives related to the implementation of downsizing and cost-reduction initiatives while generating positive cash flow. Strong performance against these objectives is considered difficult to achieve, and, despite this, the Company performed very strongly against the strategic objectives in fiscal 2009. As described on page 23 of the Proxy Statement under “Annual Bonuses” and our response to Comment #5 above, performance with respect to these strategic objectives was not the only factor considered in determining annual bonuses for FY 2009 and the various factors used to determine annual bonuses are not given specific weights.
     In future filings we will provide disclosure similar to that contained in the foregoing paragraph and in our response to Comments # 5 and 6 above to the extent such information is material to an investors understanding of how annual bonus awards are determined.

Ms. Linda van Doorn
September 4, 2009
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Long-term Incentives, page 24
8.	In future filings, with respect to long-term incentive awards, please provide a more detailed analysis of how the company determined the actual awards. Please disclose the actual factors considered in making the equity awards for each named executive officer. For example, please explain with specificity how you determined the amounts of restricted stock awards to be granted to Messrs. Burnison, Giusto and McNabb. Furthermore, as noted above, please disclose the specific performance targets used to determine these performance related rewards. Provide this disclosure in future filings and tell us how you plan to comply.
     Please see our response to Comment #5, above. With respect to performance-related awards, as described on page 24 of the Proxy Statement under “Long-term Incentives”, performance shares vest based upon the Company’s total shareholder return (the “TSR”) over the three-year performance period relative to the peer group of companies listed on page 22 of the Proxy Statement. The table included on page 24 of the Proxy Statement sets forth the percentage of performance shares that would vest at the end of the three-year performance period based on the Company’s relative ranking with respect to TSR performance.
     In future filings we will provide disclosure similar to that contained in the foregoing paragraph and in our response to Comment # 5 above to the extent such information is material to an investors understanding of how long-term incentive awards are determined.
9.	Refer to the table on page 24. In future filings, please revise to clarify, if true, that the “relative ranking” refers to the company’s TSR relative to that of other peer group members. If the “relative ranking” has a different meaning, please explain.
     “Relative ranking” when used on page 24 of the Proxy Statement refers to the Company’s TSR over the three-year performance period relative to the TSR of each of the peer group companies over the same three-year performance period. We will clarify this disclosure in future filings.
Fiscal Year 2009, 2008 and 2007 Summary Compensation Table, page 27
10.	We refer you to Securities Act Release 33-8732A. Your disclosure should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Ms. Ana Dutra and Mr. Gary Burnison received stock

Ms. Linda van Doorn
September 4, 2009
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awards that were significantly higher than the amount received by the other named executive officers. Please supplementally tell us how you plan to comply and confirm that you will revise your disclosure accordingly in future filings.
     Please see our response to Comment #5, above. We believe the expanded discussion of the determination of base salaries, annual incentives and long-term incentives is sufficiently precise to identify material differences in compensation policies with respect to individually named executive officers. Other than as described in our response to Comment #5 above or in the event of a new hire or termination of employment of a named executive officer during a fiscal year, the Compensation and Personnel Committee follows the same policies for determining compensation for each of our named executive officers. Further, we believe that the “Fiscal Year 2009, 2008 and 2007 Summary Compensation Table” complies with the requirements of Item 402(c) of Regulation S-K. Nonetheless, we note that the values in the stock awards column on page 27 of the Proxy Statement represent stock awards over various years; not just awards for fiscal 2009. Thus, the differences among values disclosed for the named executive officers is reflective of compensation decisions made over a series of years based on the policies described in the Proxy Statement and our response to Comment #5 above. Ms. Dutra’s stock award expense for fiscal 2009 is reflective primarily of the grants she received in connection with her initial hire during fiscal 2008. Mr. Burnison’s stock award expense is reflective primarily of his position and relative authority, responsibility and compensation as CEO of the Company. We will comply with the requirements of Securities Act Release 33-8732A in future filings by way of fulsome disclosures regarding the determination of base salaries, annual bonuses, long-term incentives and other items the Company deems material.

Ms. Linda van Doorn
September 4, 2009
Page: 15

     Per the Staff’s request, we hereby acknowledge that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 843-4164 or Ari Lanin of Gibson, Dunn and Crutcher at (310) 552-8581.

Sincerely,
/s/ Michael A. DiGregorio
Michael A. DiGregorio
Executive Vice President and Chief Financial Officer